Exhibit 99.1

press release

ArcelorMittal announces the publication of fourth quarter 2019 Ebitda sell-side analyst consensus figures

30 January 2020, 17:45 CET

ArcelorMittal today announces the publication of its fourth quarter 2019 EBITDA sell-side analysts’ consensus figures.

The consensus figures are based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Vuma Financial Services Limited (trade name: Vuma Consensus).

To arrive at the consensus figures below, Vuma Consensus has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of about 20-25 brokers.

The listed analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.

EBITDA consensus estimates

Period	Number of sell-side analysts participation	EBITDA consensus average $ million
4Q 2019	21	$858

The sell-side analysts who cover ArcelorMittal and whose estimates are included in the Group consensus outlined above are the following:

•	Ahorro – Cesar Bergon
•	BancoSabadell - Francisco Rodriguez
•	Bank of America Merrill Lynch – Jason Fairclough
•	BBVA - Luis de Toledo
•	Citi – Ephrem Ravi
•	Commerzbank - Ingo-Martin Schachel
•	Credit Suisse – Carsten Riek
•	Degroof Petercam - Frank Claassen
•	Deutsche Bank - Bastian Synagowitz
•	Exane – Seth Rosenfeld
•	Groupo Santander – Robert Jackson
•	GVC Gaesco Beka - Iñigo Recio Pascual
•	ING - Stijn Demeester
•	Jefferies – Alan Spence

•	JPM – Luke Nelson
•	Kepler - Rochus Brauneiser
•	KeyBanc – Phil Gibbs
•	Morgan Stanley - Alain Gabriel
•	Oddo – Alain Williams
•	Societe Générale – Christian Georges
•	UBS – Myles Allsop

Disclaimer

The consensus estimate is based on estimates, forecasts and predictions made by third party financial analysts. It is not prepared based on information provided or checked by ArcelorMittal and can only be seen as a consensus view on ArcelorMittal's results from an outside perspective. ArcelorMittal has not provided input on these forecasts, except by referring to past publicly disclosed information. ArcelorMittal does not accept any responsibility for the quality or accuracy of any individual forecast or estimate. This web page may contain forward-looking statements based on current assumptions and forecasts made by ArcelorMittal or third parties. Various known and unknown risks, uncertainties and other factors could lead to material differences between ArcelorMittal's actual future results, financial situation, development or performance, and the estimates given here. These factors include those discussed in ArcelorMittal's periodic reports available on http://corporate.arcelormittal.com/.